UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________

FORM SD

SPECIALIZED DISCLOSURE REPORT
_____________________________________________

ALIGN TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-32259
(State or other jurisdiction of incorporation)	(Commission file number)

410 N. Scottsdale Road, Suite 1300 Tempe, Arizona	85288
(Address of principal executive offices)	(Zip Code)

Julie Coletti	(408) 470-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2022.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, Align Technology, Inc. (the “Company”) has undertaken efforts to determine its conflict minerals1 reporting requirements for the reporting period from January 1 to December 31, 2022.
The Company has filed this Specialized Disclosure Report and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available through the Company’s website at http://investor.aligntech.com/sec.cfm.

1 The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country.

Item 1.02 Exhibit
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report.
Not applicable.
Section 3 - Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01 – Align Technology, Inc.’s Conflict Minerals Report for the reporting period from January 1 to December 31, 2022.

*****

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Align Technology, Inc.

By:	/s/ Julie Coletti	Date: May 31, 2023
Julie Coletti Executive Vice President, Chief Legal and Regulatory Officer